CM 3/16

05035907

ES
[SE]COMMISSION
20549

VF 3-7-05

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2005
WASH. D.C.
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tully & Holland, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 Washington Street
(No. and Street)

Wellesley, (City) Massachusetts (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy W. Tully 781-239-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street Chestnut Hill, MA 02467
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy W. Tully, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tully & Holland, Incorporated, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Sandra Sullivan

Notary Public

my comm. exp. 2-20-09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TULLY & HOLLAND, INCORPORATED
BOSTON, MASSACHUSETTS

FORM X-17A-5 - PART IIA
OF THE
SECURITIES AND EXCHANGE COMMISSION
FOCUS REPORT

Year Ended December 31, 2004

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2 - 3
Statement of Income (Loss)	4
Statement of Changes in Ownership Equity	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 9
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION	10
Computation of Net Capital	11 - 13
Exemptive Provision Under Rule 15c3-3	14 - 15

SAMET & Co. PC
CERTIFIED PUBLIC ACCOUNTANTS &
RESOURCEFUL BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Directors of
TULLY & HOLLAND, INCORPORATED

We have audited the accompanying statement of financial condition of Tully & Holland, Incorporated as of December 31, 2004 and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Tully & Holland, Incorporated as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Samet & Company PC

Chestnut Hill, Massachusetts
January 25, 2005

1330 Boylston Street, Chestnut Hill, MA 02467
Telephone (617)731-1222 Fax (617)734-8052
www.samet-cpa.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Tully & Holland, Incorporated | N3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/04 [99]
SEC FILE NO. [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$287,650	200			$287,650	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355	12,299	600	12,299	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	60,327	424				
E. Spot commodities		430			60,327	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	12,496	680	12,496	920
11. Other assets		535	2,517	735	2,517	930
12. TOTAL ASSETS	$347,977	540	$27,312	740	$375,289	940

OMIT PENNIES

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Tully & Holland, Incorporated as of 12/31/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	147
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		156
B. Other [10]		1115		1305		154
15. Payable to non-customers		1155		1355		161
16. Securities sold not yet purchased, at market value				1360		162
17. Accounts payable, accrued liabilities, expenses and other	86,306	1205		1385	86,306	168
18. Notes and mortgages payable:						
A. Unsecured		1210				169
B. Secured		1211 [12]		1390 [14]		170
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		171
1. from outsiders [9] $ ____ 970						
2. includes equity subordination (15c3-1(d)) of . . . $ ____ 980						
B. Securities borrowings, at market value from outsiders $ ____ 990				1410		172
C. Pursuant to secured demand note collateral agreements				1420		173
1. from outsiders $ ____ 1000						
2. includes equity subordination (15c3-1(d)) of . . . $ ____ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		174
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		175
20. TOTAL LIABILITIES	$ 86,306	1230	$	1450	$ 86,306	176

Ownership Equity

21. Sole Proprietorship [15]	$	177
22. Partnership (limited partners) [11] ($ ____ 1020)		178
23. Corporation:		
A. Preferred stock		179
B. Common stock	3	179
C. Additional paid-in capital	124,198	179
D. Retained earnings	263,599	179
E. Total	387,800	179
F. Less capital stock in treasury [16]	(98,817)	179
24. TOTAL OWNERSHIP EQUITY	$ 288,983	180
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 375,289	181

OMIT PENNIE

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Tully & Holland, Incorporated

For the period (MMDDYY) from 010104 [3932] to 123104 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		887,966	3975
8. Other revenue		537	3995
9. Total revenue		$ 888,503	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		222,264	4120
11. Other employee compensation and benefits		135,509	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense		2,581	4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses			4195
15. Other expenses		395,240	4100
16. Total expenses		$ 755,594	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 132,909	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 132,909	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 11,076	4211

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Tully & Holland, Incorporated

For the period (MMDDYY) from 010104 to 123104

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 302,275	424
A. Net income (loss)		132,909	425
B. Additions (Includes non-conforming capital of	29 $ [4262])		426
C. Deductions (Includes non-conforming capital of	$ [4272])	146,201	427
2. Balance, end of period (From item 1800)		$ 288,983	429

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $ 0	430
A. Increases		431
B. Decreases		432
4. Balance, end of period (From item 3520)	$ 0	433

OMIT PENNIE

See notes to financial statements

TULLY & HOLLAND, INCORPORATED

STATEMENT OF CASH FLOWS
Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$132,909
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	5,187
Changes in operating assets and liabilities:	
Accounts receivable	1,919
Prepaid expenses	(783)
Accounts payable and accrued expenses	42,879
Net cash provided in operating activities	182,111
Cash flows from investing activities:	
Purchase of property and equipment	(8,471)
Purchase of marketable securities	100,665
Net cash provided in investing activities	92,194
Cash flows from financing activities:	
Distributions to shareholders	(146,201)
Net increase in cash	128,104
Cash, beginning of year	159,546
Cash, end of year	$287,650

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

Note 1 **Summary of significant accounting policies**

Nature of business
Tully & Holland, Incorporated (the "Company") operates as a regulated securities broker/dealer specializing in private placements.

Revenue recognition
The Company prepares its financial statements on the accrual basis of accounting. Under this method of accounting, revenue is recognized when amounts are earned and the amount and timing of revenue can be reasonably estimated.

Accounts receivable
The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is required. Accounts determined to be uncollectible are charged to income in the period that determination is made.

Property and equipment
Property and equipment is stated at cost. Depreciation is calculated using straight-line and accelerated methods over the estimated useful lives of the related assets. The estimated lives used to determine annual depreciation are: office equipment 5 to 7 years, computer equipment 5 years, and office furniture 7 years. Repair and maintenance costs are expensed as incurred.

Advertising
The Company expenses advertising costs as incurred. Advertising costs for the year ended December 31, 2004 was $9,420

Income taxes
The Company, with the consent of its sole shareholder, has made an election under Subchapter S of the Internal Revenue Code, not to be subject to federal income taxes at the corporate level. Pursuant to this election, the income or loss of the Company is included in the taxable income of the individual stockholder. Consequently, the statement of income (loss) contains no provision for federal income taxes.

The Company is liable for Massachusetts state income and excise taxes. Accordingly, such taxes have been included in the accompanying financial statements.

Use of estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 **Marketable securities**

As of December 31, 2004, marketable securities were comprised of U.S. Treasury Money Market Funds. The Company follows Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," resulting in marketable securities being carried at fair market value. As of December 31, 2004, the market value and original cost of the marketable securities held as available-for-sale securities was $60,327.

Note 3 **Revolving line of credit**

The Company has an open revolving line of credit arrangement with a bank under which the Company may borrow up to $85,000. The note is payable upon demand, and borrowings under this arrangement accrue interest at the Wall Street Journal prime rate plus 1%. As of December 31, 2004, the Company had no outstanding borrowings under this arrangement.

Note 4 **Property and equipment**

As of December 31, 2004, property and equipment consisted of the following:

Property and equipment	$71,626
Less accumulated depreciation	59,130
	$12,496

Depreciation expense for the year ended December 31, 2004 was $5,187.

Note 5 **Long-term leases**

The Company leases office space pursuant to a five-year operating lease expiring on September 30, 2005. The minimum annual lease payment of $58,880 is payable in advance in equal monthly installments of $4,907 plus excess operating and real estate expenses above the limit prescribed by the landlord.

The lease expenses incurred during the year ended December 31, 2004 was $59,848.

Note 6 **Capital structure**

As of December 31, 2004, the Company had authorized 1,000 shares of $.01 par value common stock with 300 shares issued, 100 shares outstanding, and 200 shares held in treasury. Treasury stock is accounted for at cost. Common shares are voting and dividends are paid at the discretion of the Board of Directors.

Note 7 **Net capital**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities and Exchange Act of 1934). As of December 31, 2004, the Company's net capital as computed under this rule was $260,464 which was $254,711 more than the minimum net capital of $5,753.

Note 8 **Pension plan**

The Company sponsors a profit sharing plan which covers substantially all employees. Contributions are made at the discretion of the Board of Directors. The Company contribution was $66,000 in 2004.

Note 9 **Related Party Transactions**

The Company leases a vehicle under a five year lease expiring December 2008, from Timothy Tully, an officer/shareholder of the Company. The lease requires monthly rentals of $1,350. The Company has agreed to pay for all principal loan payments, taxes, and insurance.

Lease expense for the year ended December 31, 2004 amounted to $16,200. Future minimum rentals under the operating leases for the years ending December 31, are as follows:

2005	$16,200
2006	16,200
2007	16,200
2008	16,200

Note 10 **Concentration of risk**

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying amounts of cash, short-term investments, accounts receivable, accounts payable and accrued expenses approximate fair value because of their short-term nature.

The Company maintains its cash balances at one financial institution. At times such cash balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) limit. This risk is managed by maintaining all deposits in a high-quality institution.

During 2004, three customers totaled $8,668 or 70% of the Company's accounts receivables as of December 31, 2004. The Company received approximately 73% of its revenues from one customer during 2004.

SAMET & Co. PC
CERTIFIED PUBLIC ACCOUNTANTS &
RESOURCEFUL BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Directors of
TULLY & HOLLAND, INCORPORATED

We have audited the accompanying financial statements of Tully & Holland, Incorporated for the year ended December 31, 2004 and have issued our report thereon dated January 25, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 15 through 19 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
January 25, 2005

1330 Boylston Street, Chestnut Hill, MA 02467
Telephone (617)731-1222 Fax (617)734-8052
www.samet-cpa.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Tully & Holland, Incorporated as of 12/31/04

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition				$ 288,983	3480
2. Deduct ownership equity not allowable for Net Capital			[19]	( )	3490
3. Total ownership equity qualified for Net Capital				288,983	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$ 288,983	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17]	$ 27,312	3540		
B. Secured demand note delinquency			3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(27,312)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			[20]	$ 261,671	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments		$	3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities	[18]		3735		
2. Debt securities			3733		
3. Options			3730		
[30] 4. Other securities		1,207	3734		
D. Undue Concentration			3650		
E. Other (List)			3736	(1,207)	3740
10. Net Capital				$ 260,464	3750

OMIT PENNIES

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Tully & Holland, Incorporated as of 12/31/04

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)			$ 5,753	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,753	3760
14. Excess net capital (line 10 less 13)			$ 254,711	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22			$ 251,833	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 86,306	3790
17. Add:				
A. Drafts for immediate credit 21	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ 86,306	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 33	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23. Net capital requirement (greater of line 21 or 22)	$	3760
24. Excess capital (line 10 less 23)	$	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Tully & Holland, Incorporated as of 12/31/04

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	x	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Note:
No material differences exist between this report and the most recent filing by the Company of Part II of the FOCUS Report with respect to the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3

TULLY & HOLLAND, INCORPORATED
BOSTON, MASSACHUSETTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

Year Ended December 31, 2004

SAMET & Co. PC
CERTIFIED PUBLIC ACCOUNTANTS &
RESOURCEFUL BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17 A - 5

To the Directors of
Tully & Holland, Incorporated

In planning and performing our audit of the financial statements of Tully & Holland, Incorporated for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1330 Boylston Street, Chestnut Hill, MA 02467
Telephone (617)731-1222 Fax (617)734-8052
www.samet-cpa.com

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Samet & Company PC

Chestnut Hill, Massachusetts
January 25, 2005